UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 12b-25

Commission File Number
0-11201

NOTIFICATION OF LATE FILING

(Check One):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D
	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:	January 3, 2009

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended:

Read instruction (on back page) before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:____________

Part I.  Registrant Information

Full name of registrant:	Merrimac Industries, Inc.

Former name if applicable:

Address of principal executive office (Street and number):	41 Fairfield Place

City, State and Zip Code:	West Caldwell, NJ 07006

Part II.  Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III.  Narrative

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

Due to unanticipated delays in the implementation of a new financial accounting system and associated review and analysis of certain information required to be included in the Form 10-K and the resignation of the Registrant's Chief Financial Officer, the Registrant is unable to file its Form 10-K for the period ending January 3, 2009 within the prescribed time period without unreasonable effort and expense.

Part IV.  Other Information

(1)           Name and telephone number of person to contact in regard to this notification

J. Robert Patterson	(973)	575-1300
(Name)	(Area code)	(Telephone number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes  ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes   ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Merrimac Industries, Inc.
(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 3, 2009	By:	/s/ J. Robert Patterson
		Name:	J. Robert Patterson
		Title:	Vice President – Finance and Chief Financial Officer